SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02047003

Joint Report of Foreign Issuers

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 8/12/02

Information furnished as at: 12 August 2002

This Report is a joint Report on Form 6-K filed by
REED ELSEVIER PLC and REED ELSEVIER NV

(2) **REED ELSEVIER PLC**
(Registrant)

25 Victoria Street
LONDON
SW1H 0EX
(Address of principal executive office)

(1) **REED ELSEVIER NV**
(Registrant)

Sara Burgerhartstraat 25
1055 KV AMSTERDAM
THE NETHERLANDS
(Address of principal executive office)

Indicate by check mark whether the registrants furnish or will furnish annual reports under cover Form 20-F or Form 40-F.

Form 20-F .√... Form 40-F .....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No √

Schedule of Information contained in this Report

Notification to the London Stock Exchange concerning:

(i) a transaction in the shares of the Registrants by a director; and
(ii) purchase of shares in the Registrants by the Reed Elsevier Employee Benefit Trust.

Ref: 2001/SEC 53

S:\2002\Stock Exchange\6K Reports\Joint 6K Report\12 August share transactions.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants have duly caused this Report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC
Registrant

....

By: L DIXON

Title: Deputy Secretary

Date: 12 August 2002

REED ELSEVIER NV
Registrant

....

By: L DIXON

Title: Authorised Signatory

Date: 12 August 2002

Ref: 2001/SEC 53

S:\2002\Stock Exchange\6K Reports\Joint 6K Report\12 August share transactions.doc